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           [LETTERHEAD OF RUSKIN, MOSCOU, EVANS & FALTISCHEK, P.C.]


                                             June 11, 1998


BY FEDERAL EXPRESS
------------------

Mr. John F. Murphy
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

  Re:  MPEL Holdings Corp. (the "Company")
       Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 SEC File Number 333-39949
       Filed June 10, 1998 Accession Number 0000950130-98-003036
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Dear Mr. Murphy:

  This letter is to advise you that the Company is hereby withdrawing its Post-Effective Amendment No. 1 to Form SB-2 Registration Statement, filed with the Securities and Exchange Commission (the "Commission") on June 10, 1998. Please note that under separate cover, the Company will be filing a new Post-Effective Amendment No. 1 with the Commission on June 11, 1998.

  In the event that you have any questions or comments, please feel free to contact me at the above-noted telephone number.


                                          Very truly yours,


                                          /s/ NORMAN M. FRIEDLAND

                                          NORMAN M. FRIEDLAND
                                          For the Firm


NMF/sg
Enclosures